Darin Smith

Associate General Counsel

(319) 573-2676

September 30, 2021

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Separate Account No. 49 of Equitable Financial Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-258709; 811-07659

Equitable Financial Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-758708

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: The required information will be filed in a pre-effective amendment.

2. Please confirm supplementally that the rates and assumptions reflected in the examples throughout the prospectus are reasonable in light of current and anticipated market conditions.

Response: The rates and assumptions, other than those used to illustrate specific concepts (e.g., performance at minimum Performance Cap Rates; points of inflection for Dual Direction Segments, etc…), are reasonable based on current and anticipated indicative bids and/or market conditions.

3. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

Response: The powers will be provided in a pre-effective amendment.

Elisabeth Bentzinger, Esq.

Cover Page

4. The first paragraph states that an owner is required to elect one of the guaranteed lifetime withdrawal benefit (“GLWB”) riders. To avoid investor confusion, please clarify that there is only one GLWB rider, and state that the rider is automatically included with the contract, rather than that it must be elected. Please also briefly state the purpose of the rider (e.g., a withdrawal benefit that guarantees the ability to withdraw a certain amount each year, regardless of investment performance, so long as withdrawals exceeding the annual withdrawal limit are not taken and certain other conditions are met), and that there is a charge for the rider.

The disclosure also states that the contract provides for the accumulation of retirement savings. Please revise to clarify that, due to the contract’s non-optional GLWB rider, the contract is designed for an owner who intends to take regular withdrawals each year. Please also state, prominently, that an investor should not purchase the contract if he or she intends to take withdrawals in excess of the rider’s annual withdrawal limits as doing so may significantly reduce or eliminate the GLWB and the contract, that withdrawals under the rider may not be credited with any index interest, and could, over time, result in a significant loss of principal and previously credited interest of up to 85% to 90%, and that withdrawals under the rider are taken from the owner’s own account value, and the chance of outliving account value and receiving lifetime payments from the Company may be minimal. Please provide a cross-reference to the GLWB and Risk Factors sections of the prospectus.

Please provide this disclosure in a standalone paragraph on the cover page.

Response: The disclosure has been revised as requested.

5. Please clarify in the Series ADV contract disclosure in the third paragraph that advisory fee deductions will reduce the remaining guaranteed annual income amount under the GLWB. The disclosure also states that “the first withdrawal from your contract stops further Deferral Incentives and prevents further increases in the applicable income rate(s).” Please revise this disclosure to more clearly state that once the first withdrawal is made – including a withdrawal to pay advisory fees – Series ADV contract owners will be prohibited from making subsequent contributions under the contract and will not receive Deferral Incentive rates and income rate increases under the GLWB rider. Please also explain that such restrictions could significantly limit increases in the values under the GLWB rider as well as increases in the contract’s account value and death benefit.

Response: The disclosure has been revised as requested.

Given these significant restrictions, in addition to the impact on the Segment Investment of ongoing advisory deductions from Segments prior to the Segment Maturity Date, it seems clear that investors should not be using account value to pay advisory fees. Please explain supplementally the Company’s basis for determining that such deductions are appropriate for Series ADV contract owners. Please also explain supplementally why the Company has structured advisory fee deductions as taxable withdrawals under the contract, given the existence of Internal Revenue Service (“IRS”) private letter rulings that allow for the treatment of such deductions as a non-taxable events under certain conditions.

Please make corresponding changes throughout the prospectus.

Response: The restrictions and impact with respect to withdrawing advisory fees from account value are disclosed in many different places as requested. The Company, however, disagrees that it is “clear” that investors should not be using account value to pay advisory fees.

Each individual owner has unique circumstances and needs, and the decision to deduct ADV fees from the contract should be determined by each owner and their financial advisor based on each owner’s situation and considering their best interests.

It is important to note that the owner is plenipotent with respect to deciding whether to take withdrawals from the contract or some other source to pay advisory fees. The Company is not required to, nor should it, substitute its

Elisabeth Bentzinger, Esq.

judgement regarding the suitability of any withdrawal, including withdrawals to pay advisory fees, for the judgement of the owner. The Company treats withdrawals to pay advisory fees like every other withdrawal, and, as the Staff is aware, the Company is also severely constrained with respect to its ability to place limits on owners with respect to taking withdrawals from their contracts.

This product does not encourage owners to take withdrawals from the contract to pay advisor fees unlike products offered by our competitors. In competitors’ products, they expressly hi-lite/encourage the deduction of advisory fees from the contracts through special provisions providing different treatment (e.g., dollar-for-dollar, no withdrawal charges, etc…) for some level of advisory fees being paid from the assets of the contract. Unlike those products, this product uses a purely proportionate methodology in a number of instances (or makes no adjustment in the case of GAIA compliant withdrawals from the GLWB), taking withdrawals to pay advisory fees (instead of paying them from another source) in some instances may be financially beneficial since the proportionate reduction in the Segment Investment and Return of Premium benefit base would be less than the dollar amount of the withdrawal (and the GLWB and HAV benefit based would be either not impacted or dollar for dollar if under the GAIA or proportionate like the ROP benefit base if excess withdrawals). Stated differently, because of how this contract works, the overall financial impact to the owner may be less (or neutral) in some circumstances if the owner pays the advisory fee from the contract than from some other source.

Since the Company through its own initiative and through revisions based on Staff comments has significant disclosure regarding the restrictions and impacts of withdrawing advisory fees from the contract, we believe that decision to the owner and their financial representative.

The Company has asked the IRS for a private letter ruling on this topic, but the Service has not yet grated us a ruling. With respect to IRS private letter rulings given to other companies, as the Staff is aware, the Company cannot rely on those rulings.

6. In the seventh paragraph, please revise the disclosure to make clear that no subsequent contributions are allowed once a withdrawal is made under the contract, including an automatic or systematic withdrawal, a required minimum distribution, a withdrawal under the GLWB rider, or a withdrawal to pay advisory fees under a Series ADV contract. Please make this more prominent than the existing disclosure, and make corresponding changes on page 12 (Contribution Amounts) and page 24 (How You Can Purchase and Contribute to Your Contract) of the prospectus.

Response: The disclosure has been revised as requested.

7. When describing the transactions that trigger the need for a Segment Interim Value calculation on the second page of the cover page, please include withdrawals made under the GLWB rider, and revise “systematic withdrawals” to include “automatic or systematic withdrawals.” Please make corresponding changes throughout the prospectus whenever defining “withdrawals” that may impact contract benefits (e.g., the first risk factor on page 16 should state that the risk of loss of principal and previously credited interest can become greater in the case of a withdrawal (including an automatic or systematic withdrawal, a required minimum distribution, a withdrawal under the GLWB rider, or a withdrawal to pay advisory fees under a Series ADV contract)).

Response: The disclosure has been revised as requested.

Definitions of Key Terms (pages 6-8)

8. Please define Guaranteed Benefits, which is a term used throughout the prospectus.

Response: The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.

9. Please define relevant GLWB terminology used throughout the prospectus, such as guaranteed annual income amount, or GAIA, Deferral Incentive, etc.

Response: The disclosure has been revised as requested.

10. Please define the Return of Premium and Highest Anniversary Value death benefits.

Response: The disclosure has been revised as requested.

At a Glance – Key Features (pages 9-13)

11. To avoid potentially obscuring the non-optional GWLB rider and its impact on contract benefits, please move the rider discussion currently on page 12 of the prospectus to follow the Two Contract Series discussion on page 9 of the prospectus.

In the first paragraph of the GLWB discussion, please more clearly state the purpose of the rider in accordance with plain English principles. In this section, please replace “income base” with “GLWB benefit base,” and “Income Benefit” with “GLWB rider.” Please also state, prominently, that: (a) an investor should not purchase the contract if he or she intends to take withdrawals in excess of the rider’s annual withdrawal limits (the “GAIA”), as doing so may significantly reduce or eliminate the GLWB, and could terminate the contract; (b) withdrawals under the rider may not be credited with any index interest, and could, over time, result in a significant loss of principal and previously credited interest of up to 85% to 90%; and (c) withdrawals under the rider are taken from the owner’s own account value, and the chance of outliving account value and receiving lifetime payments from the Company may be minimal. Please provide a cross-reference to the GLWB and Risk Factors sections of the prospectus.

Response: The disclosure has been revised as requested.

12. In the Access to Your Money discussion, please disclose that all withdrawals, including automatic or systematic withdrawals, required minimum distributions, withdrawals under the GLWB rider, and withdrawals to pay advisory fees under a Series ADV contract, will prohibit subsequent contributions under the contract and will reduce the account value, remaining annual withdrawal limit under the GLWB, and death benefit. Please state that guaranteed benefits may be reduced by more than the amount of the withdrawal, and that amounts withdrawn from a Segment prior to Segment Maturity will not be credited with any index interest.

Response: The disclosure has been revised as requested.

13. The second paragraph in the Guaranteed Minimum Death Benefits disclosure regarding the Company’s financial strength and claims-paying ability also applies to the Guaranteed Lifetime Withdrawal Benefit, and should be disclosed accordingly.

Response: The disclosure has been revised as requested.

Fee Table (pages 14-15)

14. The Transaction Expenses fee table lists $90 for Special Service Charges. Please list each special service and corresponding charge (i.e., wire transfer charge, express mail charge, duplicate contract charge, check preparation charge, and charge for third-party transfer or exchange). Item 3(a) of Form N-4.

Response: The disclosure has been revised as requested.

15. In the Annual Contract Expenses table, please provide in a parenthetical to each benefit the basis of the charge (i.e., as a percentage of benefit base), rather than in a footnote. Item 3(a) of Form N-4. Please also remove the second sentence of the paragraph preceding the table, consistent with Item 3(a).

Response: The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.

Risk Factors (pages 16-21)

16. The risk disclosure is six pages long. Please provide sub-headings to facilitate readability.

Response: The disclosure has been revised as requested.

17. Please move the bulleted risk factor on page 19 regarding limitations following a first withdrawal towards the beginning of the Risk Factors. Please clarify that an owner should consider when to take the first withdrawal under the contract, since doing so will prohibit the owner from making any further contributions under the contract, and will also terminate all Deferral Incentive rates and income rate increases in connection with Annual Resets under the GLWB rider, which could significantly limit increases in the values under the GLWB as well as increases in the contract’s account value and death benefit.

Response: The disclosure has been revised as requested.

18. The first risk factor on page 19 states that withdrawals may reduce the Highest Anniversary Value benefit base by more than they would the Return of Premium benefit base. As all withdrawals reduce the Return of Premium benefit base on a pro rata basis, in contrast to dollar-for-dollar reductions in the Highest Anniversary Value benefit base with respect to withdrawals of the GLWB guaranteed annual income amount, please confirm that this disclosure is accurate.

Response: The disclosure is accurate. If the account value is less than the benefit base the pro rata reduction in the benefit base due to a withdrawal will be less than the dollar amount of the withdrawal.

19. Please provide risk disclosure relating to the GLWB, including:

a. The GLWB provides a guarantee that may never come into effect (i.e., withdrawals under the rider are taken from the owner’s own account value, and the chance of outliving account value and receiving lifetime payments from the Company may be minimal).

b. Factors that may make the purchase of the contract unsuitable (e.g., the owner is interested in maximizing long-term accumulation rather than taking regular annual withdrawals, intends to take excess withdrawals or withdrawals prior to age 59 1⁄2; intends to take required minimum distributions that could cause excess withdrawals under the GWLB, etc.).

c. Whether it is appropriate for investors who intend to take advisory fee deductions under a Series ADV contract to purchase the contract given the restrictions on making subsequent contributions and inability to receive Deferral Incentive rates and income rate increases in connection with Annual Resets, which could significantly limit increases in the values under the GLWB rider as well as increases in the contract’s account value and death benefit.

d. Excess withdrawals may significantly reduce or eliminate the GLWB, and could terminate the contract.

e. All withdrawals, including those taken under the rider, will reduce the account value, remaining annual withdrawal limit, and death benefit, and could be subject to taxes and tax penalties. Guaranteed benefits may be reduced by more than the amount of the withdrawal.

f. Amounts withdrawn prior to Segment Maturity will not be credited with any index interest, and the remaining Segment Investment may be reduced by more than the amount of the withdrawal.

g. Taking withdrawals under the GLWB rider could, over time, result in a significant loss of principal and previously credited interest of up to 85% to 90%.

Elisabeth Bentzinger, Esq.

h. Please include the bulleted risk disclosure on page 19 relating to the GLWB rider with the disclosure provided in response to the above comments.

Please provide a cross-reference to the GLWB section of the prospectus.

Response: The disclosure has been revised as requested.

Contract Features and Benefits – Structured Investment Option (pages 27-34)

20. If the Enhanced Upside Segment type may offer Enhanced Upsides Rates in addition to 110%, then please make this clear in the prospectus.

Response: The Enhanced Upside Rate at issue will be limited to 110%.

21. When describing the Segment Rate of Return calculation for each Segment type, beginning on page 32, please reflect the Highest Anniversary Value death benefit and GLWB charges if such charges reduce the Segment Rate of Return on a Segment Maturity Date that is the same date as the contract anniversary date. Please provide corresponding changes to the second footnote in the table on page 54 of the prospectus and to Appendix: Segment Maturity Value Calculation Examples (including separate examples that assume such guaranteed benefits are in place).

Response: The deduction of the Highest Anniversary Value death benefit charge and GLWB charge are not part of the Segment Rate of Return calculation.

Death Benefits (pages 36-39)

22. Please clearly state up front that all withdrawals under the contract, including automatic or systematic withdrawals, required minimum distributions, withdrawals under the GLWB rider, and withdrawals to pay advisory fees under a Series ADV contract, could reduce the Return of Premium and Highest Anniversary Value death benefits by substantially more than the amount of the withdrawal. Please move up the bolded language on page 36 to accompany this disclosure. Please provide corresponding disclosure in the Risk Factors section of the prospectus.

Response: The disclosure has been revised as requested.

23. Please revise the first paragraph, as the contract does not offer a standard death benefit equal to account value. Similarly, please remove the reference to a standard death benefit on the cover page of the prospectus.

Response: The disclosure has been revised as requested.

24. When describing the pro rata reduction in the Return of Premium benefit base and in the Highest Anniversary Value Death benefit base, please provide brief examples.

Response: The disclosure has been revised as requested.

25. Please provide an example that demonstrates the impact of advisory fee deductions under the Series ADV contract on the Return of Premium and Highest Anniversary Value death benefits over a ten-year period.

Response: The disclosure has been revised as requested.

26. Please disclose that if the Highest Anniversary Value Death Benefit is elected, then subsequent contributions are not permitted once the oldest measuring life reaches age 76 (or the first contract date anniversary if later), as noted on page 18 of the prospectus.

Response: The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.

27. Please delete the third paragraph under Your Beneficiary and Payment of Benefit (other than the bolded language; see comment 22 above) as it is redundant with the disclosure in the first paragraph on page 36.

Response: The disclosure has been revised as requested.

Living Benefits—Guaranteed Lifetime Withdrawal Benefit (page 39)

28. Please provide a detailed example in an appendix to the prospectus that illustrates the operation of the GLWB rider. Please make sure to reflect in the illustration the Annual Reset, Deferral Incentive Rates, excess withdrawals, and depletion of account value.

Response: The disclosure has been revised as requested.

29. In the first paragraph, please clarify in a prominent manner that withdrawals under the rider are withdrawals taken from the owner’s own account value, with lifetime payments from the Company only if the account value is depleted (other than through excess withdrawals), and that the chance of outliving account value and receiving lifetime payments from the Company may be minimal.

Response: The disclosure has been revised as requested.

30. The GLWB rider is a complex contract feature, with many defined terms. Please replace the disclosure preceding the Income Options discussion beginning on page 39 (other than the first paragraph) with a concise, plain English explanation of how the rider works, and define all integral rider terms. Please include in this discussion the following:

a. An owner can withdraw a specified amount of his or her account value each year (the “guaranteed annual income amount” or “GAIA”). If the account value is depleted and the owner has not withdrawn more than the GAIA each year, then the owner will receive income payments from the Company for life (single life) or over the lives of both the owner and successor owner (joint life).

b. The GAIA is calculated as a percentage (the income rate) of the GLWB benefit base. If an owner elects the Level Income option, then the income rate does not change if the account value is depleted under the rider. If an owner elects the Accelerated Income option, then the income rate will decrease to a post depletion income rate if the account value has depleted. Under either option, the income rate may increase to a subsequent income rate if there is an Annual Reset and no withdrawals have been taken under the contract.

c. The GLWB benefit base will initially equal the initial contribution. The GLWB benefit base will increase: (a) when subsequent contributions are made; (b) each year to equal the current account value (the Annual Reset), if higher than the current GLWB benefit base; and (c) each year by a Deferral Incentive rate until the earliest of the 20th contract date anniversary, contract maturity, or the date the first withdrawal is taken from the contract.

d. The GLWB benefit base will decrease if a withdrawal that exceeds the GAIA – an excess withdrawal - is taken, perhaps by substantially more than the amount of the withdrawal.

e. If the account value is depleted due to an excess withdrawal, the contract will terminate and no further benefits will be paid.

f. An owner should consider when to take the first withdrawal under the rider, since doing so will prohibit the owner from making any further contributions under the contract, and will also terminate all Deferral Incentive rates and income rate increases in connection with Annual Resets, which could significantly limit increases in the values under the GLWB as well as increases in the contract’s account value and death benefit.

g. The income rates, Deferral Incentive rate, and GLWB current charge are specified in the Rate Sheet Supplement.

Elisabeth Bentzinger, Esq.

Please include in this overview the suitability factors bulleted on page 39. In doing so, please clarify that an investor should not purchase the contract, rather than this benefit, as the GLWB is automatically included with the contract. In the first bullet, please also clarify that withdrawals may significantly reduce or eliminate the value of the benefit and may terminate the contract. Please add a bullet disclosing that it may not be appropriate for investors who intend to take advisory fee deductions under a Series ADV contract to purchase the contract given such deductions are treated as withdrawals and thus result in restrictions on making subsequent contributions and inability to receive Deferral Incentive rates and income rate increases in connection with Annual Resets. Please also add a bullet stating that owners intending to take required minimum distributions must elect the contract’s automatic RMD service and the maximum payment plan or the customized payment plan to avoid such distributions from being treated as excess withdrawals.

Please also disclose that all withdrawals under the contract will reduce the account value, remaining GAIA, and death benefit, could be subject to federal and state income taxes and a possible 10% federal penalty tax, will count toward the free withdrawal amount for Series B contracts, may not be credited with any index interest, could reduce guaranteed benefits by more than the amount of the withdrawal, and, over time, could result in a significant loss of principal and previously credited interest of up to 85% to 90%. Please provide a cross-reference to the Risk Factors sections of the prospectus, and include corresponding disclosure at the beginning of the Accessing Your Money section on page 50 of the prospectus.

Please move the discussion on single and joint life contracts and on required minimum distributions to a separate, appropriately titled, section of the GLWB discussion.

Response: The disclosure has been revised as requested.

Living Benefits - Guaranteed Lifetime Withdrawal Benefit – Income Options (pages 39-40)

31. Please disclose the factors for an owner to consider in choosing the level income option or the accelerated income option, including which option provides a higher income rate and therefore higher GAIA, the significant reduction in the GAIA under the accelerated income option due to the decrease in the income rate if the account value is depleted, and the likelihood of the account value depleting.

Response: The disclosure has been revised as requested.

Living Benefits - Guaranteed Lifetime Withdrawal Benefit – GLWB Benefit Base (page 40)

32. Please state that the GLWB benefit base is used to determine the GLWB charge, and that the higher the benefit base, the higher the amount of the charge.

Response: The disclosure has been revised as requested.

33. Please disclose when the GLWB benefit base is increased for subsequent contributions and decreased for excess withdrawals (e.g., as of the date the contribution or withdrawal request is received by the Company).

Response: The disclosure has been revised as requested.

34. In the Annual Reset discussion, please add disclosure similar to the bolded language at the end of the Deferral Incentive discussion.

Response: The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.

Living Benefits - Guaranteed Lifetime Withdrawal Benefit – Guaranteed Annual Income Amount (pages 40-41)

35. Please clarify in the first paragraph whether the GAIA is recalculated on the date an excess withdrawal request is received by the Company.

Response: The third paragraph of this section was moved to the end of this paragraph to clarify.

36. Please disclose that there are various methods to withdrawing the GAIA, and provide a cross-reference to the Accessing Your Money section of the prospectus. Please explain how an owner can choose annual income without forfeiting index interest or applying Segment Interim Value (e.g., by only taking withdrawals on the Segment Maturity Date), and why that may be beneficial. As noted elsewhere in the prospectus, please state that the decrease in the remaining Segment Investment following the withdrawal will likely be greater the earlier a withdrawal is taken during the Segment Duration. Please provide corresponding disclosure in the Accessing Your Money section of the prospectus.

Response: The disclosure has been revised as requested.

Living Benefits - Guaranteed Lifetime Withdrawal Benefit – Effect of Your Account Value Falling to Zero (pages 41-42)

37. The first paragraph states that if the account value falls to zero due to an excess withdrawal, then the Company will deduct guaranteed benefit charges and withdrawal charges. Please clarify, as there will be no account value from which to deduct such charges.

Response: The disclosure has been revised to clarify that these charges will be deducted from the proceeds of the surrender request.

38. Please explain what will happen to the income rate and to the GAIA under the accelerated income option if the account value falls to zero (other than due to an excess withdrawal).

Response: The disclosure has been revised as requested.

39. Please provide a cross-reference to the section of the prospectus that describes the maximum payment plan and the customized payment plan referenced in the bulleted disclosure.

Response: The disclosure has been revised as requested.

40. In the bulleted disclosure, please clarify that all death benefits will terminate and all charges under the contract will no longer apply.

Response: The disclosure has been revised as requested.

How Withdrawals Affect Your Guaranteed Benefits (page 42)

41. The first paragraph states that withdrawals will reduce the guaranteed benefit bases on a pro rata basis. Please revise, as this appears incorrect for withdrawals up to the GAIA under the GLWB rider and the Highest Anniversary Value Death Benefit.

Response: The disclosure has been revised as requested.

Elisabeth Bentzinger, Esq.

42. To avoid investor confusion, please consider first stating how withdrawals impact the Return of Premium benefit base, Highest Anniversary Value benefit base, and GLWB benefit base, and then describe the mechanics of pro rata reductions (i.e., reorder the paragraphs in this section).

Response: The disclosure has been revised as requested.

Guaranteed Benefit Lump Sum Payment Option (pages 43-44)

43. If the Guaranteed Benefit Lump Sum Payment option is only applicable to the GLWB rider, then please move this section up to be included in the GLWB rider discussion. Please consider including it as part of the Effect of Your Account Value Falling to Zero discussion.

Response: The disclosure has been revised as requested.

Determining Your Contract’s Value – Your Contract’s Value in the Structured Investment Option (pages 46-47)

44. Please clarify in the penultimate paragraph whether a pro rata portion of the Highest Anniversary Value death benefit charge and GLWB charge, if applicable, are deducted from the lesser of the two values described therein.

Response: Unlike the optional Return of Premium Death Benefit charge in SCS PLUS 21 (which part of the Segment Rate of Return calculation for amounts invested in Segments and therefore needs to be reflected in determining the Segment Interim Value when amounts are deducted from a Segment on a date other than the Segment Maturity Date), the Highest Anniversary Value Death Benefit charge and GLWB charge are not part of the Segment Rate of Return calculation for amounts invested in Segments. Accordingly, a pro rata portion of the Highest Anniversary Value Death Benefit charge and GLWB charge are not deducted as part of determining the Segment Interim Value for a Segment (e.g., a pro rata portion of the charges are not deducted from the lesser of the two values used in determining the Segment Interim Value). The Company believes it might be confusing to state that the Highest Anniversary Value Death Benefit charge and GLWB charge are not deducted as part of determining the Segment Interim Value.

Accessing Your Money – Withdrawing Your Account Value (pages 50-54)

45. When stating in the second paragraph the consequences of taking a first withdrawal, please revise the first two bullets to make clear that the Deferral Incentive and income rates are provisions under the GLWB.

Response: The disclosure has been revised as requested.

46. Please clarify in footnotes 2 and 3 to the table on page 50 that automatic payment plans are available only for contracts with the GLWB and systematic withdrawals are available only for contracts without the GLWB. Please also add Substantially Equal Withdrawals to the Method of Withdrawal columns.

Response: The disclosure has been revised as requested.

47. Please provide a separate section heading for the disclosure on page 51 regarding advisory fee withdrawals. Please make clear that the Segment Investment will be reduced due to the Segment Interim Value calculation, perhaps by more than the amount of the deduction.

Response: In addition to the bold text in the first paragraph, the disclosure in the second paragraph was also revised as requested.

Elisabeth Bentzinger, Esq.

48. As systematic withdrawals are not permitted with the GLWB, please revise the bolded language stating that systematic withdrawals will reduce the remaining guaranteed annual income amount. Please similarly remove the references to systematic withdrawals in the GLWB discussion on page 40 of the prospectus. Please also state in the bolded disclosure that once the first systematic withdrawal is made, owners will be prohibited from making subsequent contributions under the contract, which could significantly limit increases in the account value and death benefit.

Response: The disclosure has been revised as requested.

49. Please revise the bolded language in the Substantially Equal Withdrawals discussion to state that such withdrawals could reduce the Segment Investment and guaranteed benefits by more than the amount of the withdrawal. Please also state that once the first withdrawal is made, owners will be prohibited from making subsequent contributions under the contract and will not receive Deferral Incentive rates and income rate increases under the GLWB rider, which could significantly limit increases in the values under the GLWB as well as increases in the contract’s account value and death benefit. Please make similar changes to the corresponding disclosure for Lifetime Required Minimum Distributions on page 53 of the prospectus.

Response: The disclosure has been revised as requested.

50. Please reconcile the suitability disclosure on page 39 of the prospectus, which states that owners should not purchase the contract if they intend to take withdrawals prior to age 59 1⁄2, with the disclosure on page 52, which permits substantially equal withdrawals to be taken prior to age 59 1⁄2 in connection with the GLWB. Moreover, the disclosure on page 52 states that substantially equal withdrawals, which are calculated pursuant to methodology set forth by the IRS, may exceed the GAIA and therefore be excess withdrawals. Please limit substantially equal withdrawals to contracts without the GLWB, as is done for systematic withdrawals, or explain supplementally the Company’s basis for determining that substantially equal withdrawals are suitable in connection with the GLWB.

Response: The disclosure has been modified to advise owners it may not be in their best interests to take substantially equal withdrawals if they will exceed their GAIA and to consult with their financial profession before electing this option.

51. Please revise the Lifetime Required Minimum Distributions discussion, which is confusing and redundant. Please more clearly state – prominently, and at the beginning of the discussion – that to avoid required minimum distributions from being treated as excess withdrawals, an owner must elect the automatic RMD service and the maximum payment plan or the customized payment plan, and provide a cross-reference to the Automatic Payment Plans discussion beginning on page 50. Given the adverse consequences of taking excess withdrawals, please remove disclosure that states that the GLWB benefit may have “limited usefulness” if an owner does not expect to take required minimum distributions in this manner (as is currently disclosed on page 39 of the prospectus).

Along those same lines, please disclose how required minimum distributions impact the Return of Premium and Highest Anniversary Value benefit bases separate from the discussion on the impact of required minimum distributions on the GLWB. Please add disclosure as to how all withdrawal methods described in the Accessing Your Money discussion impact the death benefit bases.

Response: The disclosure has been revised as requested.

Accessing Your Money –Your Annuity Payout Options (pages 55-57)

52. Please clarify the second sentence in the partial annuitization discussion on page 56.

Response: The disclosure has been deleted.

Elisabeth Bentzinger, Esq.

53. The prospectus states that if the contract is annuitized at maturity (i.e., age 98) and the GLWB is in effect, the owner will receive an annuity payout option based on the greater of the GAIA or the account value. Because an owner will not receive this greater of calculation if he or she elects annuitization prior to maturity, please provide prominent disclosure throughout the prospectus that the GLWB terminates upon annuitization prior to the maturity date, and that the annuity payout option may be less than the GAIA.

Response: The disclosure has been revised as requested.

Charges and Expenses (pages 58-61)

54. In the Transfer Charge discussion, please explain how the charge will be deducted from transfers out of a Segment before the Segment Maturity Date (e.g., it will be deducted from the Segment Interim Value, and the Segment Investment will be reduced on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction by the amount of the charge). Please revise footnote 2 to the Transaction Expenses fee table to state that the Company reserves the right to charge for transfers in excess of 12 per contract year out of a Segment before the Segment Maturity Date.

Response: The disclosure has been revised as requested.

55. Please clarify in the Guaranteed Benefits Charges discussion that if a charge is deducted from a Segment on a date other than the Segment Maturity Date, then the Segment Investment will be reduced on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction by the amount of the charge. Please also explain how the charge will be deducted from a Segment if the charge is deducted on the Segment Maturity Date (e.g., as a reduction in the Segment Rate of Return).

Response: The disclosure has been revised as requested. Please note, if the charge is deducted on the Segment Maturity Date it is not deducted as part of the Segment Rate of Return calculation but is instead deducted after the Segment Return Amount has been added (just like it would be from a variable investment option). Considering this, the Company respectfully requests that it be allowed to remove this portion of the disclosure being added with this comment.

56. Please disclose whether the Company will deduct a pro rata portion of each applicable guaranteed benefit charge from the variable investment option, Segment Type Holding Accounts, or dollar cap averaging account, as applicable, or from a Segment as part of the Segment Interim Value calculation, if the contract is surrendered, annuitized, cancelled, or a death benefit is paid on any date other than a contract date anniversary. Please also disclose whether a pro rata portion of such charges is deducted if a partial withdrawal or transfer is taken on a date other than a contract date anniversary. Please provide corresponding disclosure in the relevant sections of the prospectus when discussing payment upon death, surrender, annuitization, cancellation, partial withdrawal, and transfer.

Response: The disclosure has been revised as requested as applicable. With respect to partial withdrawals or transfers, a pro rata portion of the applicable guaranteed benefit charges is not deducted, and the Company respectfully submits adding disclosure about instances when it isn’t charging a fee would be confusing.

57. Please briefly describe what is provided in consideration for each guaranteed benefit charge. Item 6(a) of Form N-4.

Response: The disclosure has been revised as requested.

Tax Information (pages 62-75)

58. Please confirm supplementally that the tax disclosure has been updated to comply with all tax laws and regulations currently in effect.

Response: The tax disclosure has been updated.

Elisabeth Bentzinger, Esq.

59. Please disclose the treatment of GLWB withdrawals under the Internal Revenue Code, and any relevant tax implications for investors.

Response: The disclosure has been revised as requested.

Appendix: Guaranteed Benefit Lump Sum Payment Option Hypothetical Illustration

60. Please revise the assumptions preceding the first table to state that the account value fell to zero other than due to an excess withdrawal, as there are many scenarios under which account value could be depleted and the lump sum payment option made available (e.g., negative market performance).

Response: The disclosure has been revised as requested.

61. In the first table, please revise the reference “Applicable percentage” to “Applicable Income Rate” consistent with GLWB terminology.

Response: The disclosure has been revised as requested.

Rate Sheet Supplement

62. Please place the rate sheet supplement in front of the prospectus, and make prominent the disclosure stating that the rates and charge can be superseded at any time. See ADI 2018-05 - Use of Rate Sheet Supplements in Connection with Variable Insurance Products.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (319) 573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin D. Smith
Darin D. Smith